November 17, 2008


Old Mutual Capital, Inc.
4643 South Ulster Street, Suite 600
Denver, Colorado 80237

Re:	Investment Sub-Advisory Agreement dated
November 19, 2007 between Old Mutual Funds II
(OMF II or the Trust) on behalf of the Old Mutual
Advantage Growth Fund (the Fund), Old Mutual
Capital, Inc. (Old Mutual Capital), and
Provident Investment Counsel, LLC (Provident)
(the Sub-Advisory Agreement)

Dear Sirs,

Pursuant to Paragraph 6 of the Sub-Advisory Agreement,
the Sub-Advisory Agreement may be terminated by the
Fund at any time, without the payment of any penalty,
by the vote of a majority of Trustees of the Trust.
At its meeting November 13, 2008, the Trustees of the
Trust, including the independent Trustees, unanimously
approved the termination of the Sub-Advisory Agreement
effective at 11:59 p.m. on November 30, 2008
(the Effective Time).  The Fund hereby provides
notice of the termination of the Sub-Advisory
Agreement and termination of Provident as investment
sub-adviser of the Fund as of the Effective Time.
Until the Effective Time, Old Mutual Capital
agrees to work with Provident to ensure the
orderly transition of investment management
of the portion of the Fund sub-advised by
Provident, pursuant to the terms of the
Sub-Advisory Agreement.
Please acknowledge your acceptance of the
terms of this termination notice by signing
in the appropriate place below.
Yours sincerely,
/s/ Robert T. Kelly

Robert T. Kelly, Treasurer and Chief
Financial Officer
for and on behalf of
OLD MUTUAL ADVANTAGE GROWTH FUND, a series
portfolio of OLD MUTUAL FUNDS II
Acknowledged and agreed
/s/ Mark E. Black

Mark E. Black, Chief Financial Officer
for and on behalf of
OLD MUTUAL CAPITAL, INC.
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